Exhibit 99.1

ISS and Glass Lewis Recommend that Youku Tudou Shareholders Vote “FOR” the Proposed Merger

(Beijing China — February 29, 2016) — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that Youku Tudou shareholders vote FOR, among other things, approval of the agreement and plan of merger, dated November 6, 2015 (the “Merger Agreement”), among the Company, Ali YK Investment Holding Limited (“Parent”), Ali YK Subsidiary Holding Limited (“Merger Sub”), and, solely for purposes specified therein, Alibaba Investment Limited, the plan of merger and the transactions contemplated thereby, including the Merger (as defined below).

ISS and Glass Lewis are leading independent international proxy advisory firms and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Upon completion of the Merger, the shareholders of Youku Tudou, other than the current investment entity controlled by Alibaba Group, will have the right to receive US$27.60 per American Depositary Share (“ADS”, each representing 18 ordinary shares of Youku Tudou) in cash.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger, will be held on March 14, 2016 at 10:00 a.m. (Hong Kong time), at the 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong

Shareholders of record at the close of business in the Cayman Islands on February 11, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on February 11, 2016. ADS holders are reminded that the deadline to vote is 5:00 p.m. (New York City time) on March 9, 2016.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the Company’s definitive proxy materials, as they contain important information about the Company, the proposed Merger and related matters.

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their shares are encouraged to contact MacKenzie Partners, Inc. at +1 800-322-2885 (toll-free in North America) or +1 212-929-5500 (call collect).

If shareholder approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, is obtained at the EGM, the Merger is expected to be consummated shortly thereafter. If and when completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ryan Cheung
Vice President, Finance
Youku Tudou Inc.
Tel: (+8610) 5890-6883
Email: ryan.cheung@youku.com